UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Tenax Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88032L209

(CUSIP Number)

Brian Kohn

c/o Armistice Capital, LLC

510 Madison Avenue

7th Floor

New York, NY 10022

Telephone Number: (212) 231-4930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 88032L209

1.	NAME OF REPORTING PERSONS Armistice Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,573,462
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,573,462

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14.	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 88032L209

1.	NAME OF REPORTING PERSONS Steven Boyd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,573,462
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,573,462

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14.	TYPE OF REPORTING PERSON IN, HC

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 10, 2022, Steven Boyd and Keith Maher, MD, both of Armistice Capital, LLC, the investment manager to Armistice Capital Master Fund Ltd. (the “Master Fund”), notified the Board of Directors (the “Board”) of Tenax Theraputics, Inc. that they have resigned from the Board. Mr. Boyd and Dr. Maher’s resignations from the Board were effective June 10, 2022.

Mr. Boyd and Dr. Maher were each a Board designee of the Master Fund, which had the right to appoint (the “Appointment Right”) up to two (2) directors to the Board and replace such directors in certain circumstances, including upon resignation or removal of such directors, pursuant to the Securities Purchase Agreement for Class E and Class F Warrants, dated July 6, 2020, by and between the Issuer and the Master Fund (the “Purchase Agreement”). Pursuant to a waiver dated June 13, 2022 (the “Waiver”), the Master Fund irrevocably and permanently waived its Appointment Right under the Purchase Agreement.

The foregoing description of the Waiver does not purport to be complete and is qualified by reference to the full text of such Waiver, which is incorporated by reference as Exhibit 99.10, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The Shares reported to be beneficially owned by the Reporting Persons are based on 25,206,914 Shares outstanding as of May 19, 2022, as reported in the Issuer’s Form 424B3 filed with the SEC on June 3, 2022. Of the 2,573,462 Shares beneficially owned by the Reporting Persons, 553,467 of such Shares are issuable upon exercise of warrants beneficially owned by the Reporting Persons. The amount of Shares issuable upon exercise of warrants beneficially owned by the Reporting Persons are limited due to the beneficial ownership limitations applicable to such warrants as disclosed in this Schedule 13D, as amended.

Armistice Capital is the investment manager of the Master Fund, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

(c) There have been no transactions in the Shares by the Reporting Persons since the last Schedule 13D/A filed by the Reporting Persons in respect of the Issuer.

(d) The disclosure in Item 2 is incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Waiver is incorporated by reference as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.10	Waiver, dated as of June 13, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 16, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2022
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member

Steven Boyd

/s/ Steven Boyd